ULTRAPETROL (Bahamas) Ltd.

Second Quarter 2015

Earnings Call Presentation

August 13, 2015

Forward Looking Statements & EBITDA
Disclosure

Our disclosure and analysis in this presentation concerning our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital, and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you should not place undue reliance on any forward-looking statements. We assume no obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors, except as required by applicable securities laws.

Factors that might cause future results to differ include, but are not limited to, the following:

- unexpected future operating or financial results
- delays or increased costs in pending or recent acquisitions, deviations from our business strategy or unexpected increases in capital spending or operating expenses, including drydocking and insurance costs
- changes in general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand
- our ability to obtain additional financing
- changes in our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities
- deviations from our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives
- delays or defaults by our contract counter-parties in performing their obligations to us
- loss of one or more key members of our management team
- changes in governmental rules and regulations or actions taken by regulatory authorities
- adverse weather conditions that can affect production of the goods we transport and navigability of the river system
- the highly competitive nature of the oceangoing transportation industry
- the loss of one or more key customers
- unexpected fluctuations in foreign exchange rates and devaluations
- liabilities from future litigation
- other factors discussed in the section titled "Risk factors" in our annual report on form 20-F for the year ended December 31, 2014
- Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Ultrapetrol
2Q 2015 vs. 2Q 2014

($000's)	Six months ended June 30, 2015	Six months ended June 30, 2014	Difference	% Change	2Q 15	2Q 14	Difference
Revenues	**$84,573**	**$86,343**	**($1,770)**	**-2%**	**$84,573**	**$86,343**	**($1,770)**
Adjusted EBITDA per segment							
River Business	$9,398	$7,391	2,007		$6,177	$8,086	(1,909)
Offshore Supply Business	$24,006	$25,680	(1,674)	-7%	$11,450	$12,470	(1,020)
Ocean Business	($124)	$6,277	(6,401)		($1,485)	$2,185	(3,670)
Total Segment Adjusted EBITDA	**33,280**	**39,348**	**(6,068)**	**-15%**	**16,142**	**22,741**	**(6,599)**
Financial income and Foreign Currency Exchange	(194)	5,646	(5,840)		$1,705	$2,653	(948)
Adjusted EBITDA (1)	**$33,086**	**$44,994**	**($11,908)**	**-26%**	**$17,847**	**$25,394**	**($7,547)**
Net (loss) as reported	**($11,500)**	**($1,987)**	**($9,513)**		**($6,393)**	**$2,767**	**($9,160)**
EPS as reported (In $ per share)	**($0.08)**	**($0.01)**			**($0.05)**	**$0.02**	
Adjusted net (loss) income	**($11,588)**	**$2,152**	**($13,740)**		**($7,144)**	**$3,127**	**($10,271)**
Adjusted EPS (In $ per share)	**($0.08)**	**$0.02**			**($0.05)**	**$0.02**	

- **Our River Business Adjusted EBITDA decreased $1.9 million (of which $1.3 million correspond to crew severance payments) in 2Q 15 from $8.1 million in 2Q 14 reflective of the lower freight rates almost compensated by lower voyage and running costs.**
- **Our Offshore Business Adjusted EBITDA decreased $1.0 million in 2Q 15 from $12.5 million in 2Q 14, mainly as a result of our *UP Jasper* and *UP Agate* which were laid up in the North Sea.**
- **Our Ocean Business Adjusted EBITDA decreased $3.7 million, primarily attributable to our *Alejandrina,* which was laid up until May 5, 2015, after ending its employment in September 2014, to the $1.1 million net loss resulting from the sale of our *Amadeo* on May 13, 2015, and to our feeder container service.**

(1) A reconciliation of Adjusted EBITDA and Adjusted Net Income to US GAAP measures is available on the Appendix to this presentation
(2) Provision for Income Tax on foreign currency exchange gains (or losses) on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

River Business
Market Dynamics



- Decrease in relevant commodity prices of the River Business resulting in decline of transport demand:
  - 34% drop in soybean prices on average ($540 / TN in 2Q 14 vs. $355 / TN in 2Q 15).
  - 44% drop in iron ore prices on average ($103 / TN in 2Q 14 vs. $58 / TN in 2Q 15).
- Lower iron ore volumes and increased barge capacity in Hidrovia created excess capacity of approximately 25%.
- Continued price pressure on the spot market and contracts (approx .10% decrease).

Paraguay Seeded Area & Production Growth (1)


Seeded Area
Production
Million Has. & Tons
10.0
8.0
6.0
4.0
2.0
0.0
1.9
3.9
2.0
4.0
2.4
3.6
2.4
5.6
2.6
6.0
2.5
3.6
2.7
6.5
2.9
7.1
3.0
4.0
3.2
8.2
3.2
8.2
3.3
8.5
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015 (P)

Soybean Prices ($ per Metric Ton) (2)


522.3
565.5
536.4
542.2
503.2
488.7
546.0
368.9
359.6
354.8
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15

Corumba Area Iron Ore Production Growth (3)


Production (In Million Tons)
9
8
7
6
5
4
3
2
1
0
1.9
2.3
4.2
4.4
4.6
3.5
6.0
7.1
7.8
7.0
5.8
5.2
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015 (P)

Iron Ore Prices ($ per Dry Metric Ton) (2)


135
99
120
155
115
136
101
82
69
62
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14
Dec-14
Jun-15

(1) Source: USDA Foreign Agricultural Service – Updated July 6, 2015
(2) Source: Indexmundi & International Monetary Fund
(3) Vale and MMX Company Filings – Projected 2015 calculated by proforming Vale 2Q 2015 production

River Business
Business update & KPIs

- Segment currently operating as per our new point-to-point operational model.
- Sale of 6 barges in 2Q 2015 – additional sales expected for the remainder of 2015.
- Vale Time Charter under take-or-pay basis.
- *Paraná Iron* under take-or-pay – 117K tons moved during 2Q 15.
- Cost reduction initiatives:
  - Reduced head count
  - Pushboats laid-up

KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	2Q 15 vs. 2Q 14 Variation
Increase asset utilization	Revenue (excluding fuel adjustment) / net book value	✓ 0.1% increase in asset utilization
Improve transit times	Average barge transit time	✓ 28.8% decrease in transit times
Reduce costs per ton transported	Total cost per ton at constant fuel prices	✓ 3.4% decrease in costs
Streamline operations to increase reliability	Weighted average quarterly pushboat offhire days	✓ 22.3% decrease offhire days

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Offshore Supply Business
Market Dynamics



- Low crude oil prices put pressure on CAPEX and spot rates in the North Sea ($103 / bbl in 2Q 14 vs. $59 / bbl in 1Q 15, 43% drop).
- Petrobras' announced a revised $15.1 billion divestment plan for 2015 and 2016. New CAPEX plan of $130.3 billion ($108.6 billion in E&P) with prioritization on oil production projects in Brazil, focusing on pre-salt.
- Continued doing business as usual with Petrobras.

Historical Crude Oil Prices (1)


108.1
88.9
60.3
45.3
120
100
80
60
40
20
0
USD / Bbl
Aug 14, 2013
Nov 20, 2013
Feb 27, 2014
Jun 06, 2014
Sep 12, 2014
Dec 19, 2014
Mar 25, 2015
Jun 30, 2015

North Sea Average Spot Rates (2)


GBP / Day
30,000
25,000
20,000
15,000
10,000
5,000
0
20,208
9,032
16,014
7,337
27,938
8,459
20,559
10,504
11,409
6,429
4,455
Jun-11
Feb-12
Oct-12
Jun-13
Feb-14
Oct-14
Jun-15

Historical BRL/USD Exchange Rate (3)


3.4
3.2
3
2.8
2.6
2.4
2.2
2
2.22
2.24
2.48
2.43
2.74
2.58
2.87
3.27
2.89
3.17
3.10
6/30/2014
9/30/2014
12/31/2014
3/31/2015
6/30/2015

Total Petrobras oil production in Brazil (4)


2,500
2,000
1,500
1,000
500
0
BDP (000s)
Jul-12
Feb-13
Sep-13
Apr 14
Nov-14
Jun-15

(1) Source: http://www.investing.com/commodities/crude-oil-historical-data
(2) Source: Seabreeze, June 2015.
(3) Source: Banco Central do Brasil
(4) Source: Petrobras

Offshore Supply Business
Business update and KPIs

- *UP Jasper* and *UP Agate* laid-up in the North Sea as of late April 2015 due to depressed rates.
- Decrease in EBITDA from *UP Jasper* and *UP Agate* mitigated by increases in the utilization of our fleet, by pushing CAPEX forward and better management.
- *UP Jasper* and *UP Agate* presented on new Petrobras tenders.
- Our RSV *UP Coral* commenced operations on August 5, 2015.


RSV UP Coral

KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	2Q 15 vs. 2Q 14 Variation
Protect revenue stream	Revenue / calendar days	✗ 9.5% decrease in revenue per day (1)
Minimize unplanned off-hire days	Offhire days / calendar days	✗ 9.6 pp increase in offhire days (2)
Reduce costs	Running cost / calendar days	✓ 6.4% decrease in costs (3)

(1) Excluding the effect of our 2 PSVs laid up in the North Sea, this KPI would be a 5.1% increase
(2) Excluding the effect of our 2 PSVs laid up in the North Sea, this KPI would be a 1.1% decrease
(3) Excluding the effect of our 2 PSVs laid up in the North Sea, this KPI would be a 1.6% decrease

ULTRAPETROL
(Bahamas) Limited


River
Offshore Supply
Ocean

Ocean Business
Business update & KPIs



- *Alejandrina* re-entered service on May 6, 2015, after its lay up as of September 2014.
- *Amadeo* and *Miranda I* were sold and delivered to buyers on May 29 and July 16, 2015, respectively.
- *Miranda I* was replaced by a bareboat chartered vessel (*Mentor*) servicing a 3 year-contract with Petrobras which commenced in June 2015 at similar terms.
- Seeking new employment alternatives for *Alejandrina* in foreign markets.
- Our feeder container service is expected to increase its performance in 3Q 15.

TANKERS - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	2Q 15 vs. 2Q 14 Variation
Protect revenue stream	Revenue / calendar days	✖ 17.5% decrease revenue per day (1)
Minimize unplanned off-hire days	Offhire days / calendar days	✖ 22.3 pp increase offhire (2)

CONTAINER FEEDER SERVICE - KEY PERFORMANCE INDICATORS

INITIATIVE	KPI	2Q 15 vs. 2Q 14 Variation
Increase turns	Average number of turns per quarter	✖ 16.0% decrease turns

(1) Excluding the effect of our recently sold vessel Amadeo and our recently bareboat chartered tanker Mentor, this KPI would be a 0.6% increase
(2) Excluding the effect of our recently sold vessel Amadeo and our recently bareboat chartered tanker Mentor, this KPI would be a 7.5 pp increase

ULTRAPETROL
(Bahamas) Limited


Organization

Organization
Initiatives – Main developments

Improve management capabilities and skills at all levels
- Hired a Commercial Manager for our River Business
- Selected a new Manager for our Ocean Business

Streamline the decision-making process
- Implemented changes in the maintenance team of our River Business
- Overhead reduction project launch
- Consolidation of support functions

Enhance management systems
- Re-launched Code of Ethics
- Launching implementation of new operational systems in the River Business
- Initiated the migration process of our new IT system
- New compensation initiative aligned with performance

New corporate culture: Accountability, Efficiency and Customer Service
- Defined a new hierarchical EHS position
- Aggressively and consistently monitoring costs
- Developing and maintaining operational excellence

Ultrapetrol
Balance Sheet

($000's)	At June 30, 2015 (Unaudited)	At December 31, 2014	% Change
ASSETS			
Cash & Cash Equivalents	$29,653	$34,982	-15%
Accounts Receivables	41,942	37,341	12%
Other Current Assets	56,085	37,426	50%
Vessels and Equipment, Net	691,551	717,405	-4%
Non-current Other Receivables	25,143	28,084	-10%
Non-current Restricted Cash	1,472	1,472	0%
Other Non-current Assets	36,054	40,351	-11%
TOTAL ASSETS	**$881,900**	**$897,061**	**-2%**
LIABILITIES			
Accounts Payable	25,855	30,518	-15%
Accrued Interest	1,448	1,513	-4%
Current Portion of Long-term Financial Debt	55,753	32,929	69%
Other Current Liabilities	25,695	27,553	-7%
Long-term Financial Debt	413,420	433,105	-5%
Deferred Income Tax Liability	11,513	12,170	-5%
Non-current Other Payables	3,167	3,551	-11%
UPB Shareholder's Equity	345,049	355,722	-3%
TOTAL LIABILITIES	**$881,900**	**$897,061**	**-2%**

(1) Revolving credit line $10.0 million undrawn as of June 30, 2015.

Thank You

Q & A

Appendix

Appendix
River Business - 2Q 2015 vs. 2Q 2014

FINANCIAL HIGHLIGHTS RIVER ($000's)	Six months ended June 30, 2015	Six months ended June 30, 2014	% Change	2Q 15	2Q 14	% Change
Revenues	**91,968**	**93,296**	**-1%**	**53,038**	**52,019**	**2%**
Voyage and Manufacturing Expenses	(40,767)	(48,482)	-16%	(24,201)	(24,781)	-2%
Gross Margin	**51,201**	**44,814**	**14%**	**28,837**	**27,238**	**6%**
Running Costs	(30,795)	(27,709)	11%	(16,894)	(14,373)	18%
Administrative and commercial expenses	(10,634)	(9,513)	12%	(5,487)	(4,544)	21%
Other operating income	134	398	-66%	37	45	-18%
Investment in Affiliates	(309)	(401)	-23%	(216)	(181)	19%
Yard EBITDA from Touax Sale	(198)	(198)	0%	(99)	(99)	0%
Segment Adjusted EBITDA	**9,398**	**7,391**	**27%**	**6,177**	**8,086**	**-24%**

River Business results include both river transportation activities and barge sales to third parties by our shipyard in Punta Alvear

- **Revenues increased $1.0 million in 2Q 15 as compared to 2Q 14 of which $6.5 million related to 6 barge sales from our Punta Alvear Shipyard as compared to 4 barges to third parties in 2Q 14.**
- **Revenues excluding shipyard sales decreased $5.4 million or 11% in 2Q 15 as compared to the same period of 2014 mostly related to lower freight rates and tons transported.**
- **Adjusted EBITDA for 2Q 15 was $6.2 million as compared to $8.1 million in 2Q 14. This difference is mostly explained by lower freight rates and tons transported as well as by a $1.3 million crew severance payment.**
- **Tons transported decreased approximately 7% in 2Q 15 as compared to the same period last year.**

Appendix (cont'd)
Offshore Supply Business - 2Q 2015 vs. 2Q 2014

FINANCIAL HIGHLIGHTS OFFSHORE SUPPLY (*$000's*)	Six months ended June 30, 2015	Six months ended June 30, 2014	Diff	% Change	2Q 15	2Q 14	Diff	% Change
Revenues	56,400	57,077	(677)	-1%	26,843	29,674	(2,831)	-10%
Voyage Expenses	(1,749)	(2,731)	982	-36%	(100)	(1,961)	1,861	-95%
Running Costs	(24,725)	(23,824)	(901)	4%	(12,351)	(13,202)	851	-6%
Administrative and commercial expenses	(5,940)	(5,410)	(530)	10%	(2,956)	(2,607)	(349)	13%
Other operating income	5	540	(535)	-99%	-	540	(540)	
Other net	15	30	(15)	-50%	13	28	(15)	-54%
Segment Adjusted EBITDA	24,006	25,680	(1,674)	-7%	11,450	12,470	(1,020)	-8%

- **In 2Q 15, revenues increased $2.8 million or 10% mainly as a result of our *UP Jasper* and *UP Agate* which were laid up in the North Sea and to an average devaluation of 38% in the second quarter of 2015 as compared to the same period of 2014, offset the operation of our *UP Opal* which commenced operations in the North Sea on May 3, 2014, and is currently operating in Brazil on a long-term charter with Petrobras.**

- **Voyage Expenses decreased $0.9 million in 2Q 15 as compared to 2Q 14 mainly related to a reclassification of an intercompany expense, to the positioning costs of our *UP Agate*, *UP Coral* and *UP Opal* to the North Sea in 2Q 14 and to bunker expenses paid in the 2Q 14 on account of PSV drydocks.**

- **Running Costs for 2Q 15 decreased $0.9 million mostly due to our *UP Jasper* and *UP Agate* which were laid up in the North Sea and to the decrease in costs of rest of our PSV fleet mostly related to the devaluation of the Brazilian real.**

Appendix (cont'd)
Ocean Business - 2Q 2015 vs. 2Q 2014

FINANCIAL HIGHLIGHTS OCEAN *($000's)*	Six months ended June 30, 2015	Six months ended June 30, 2014	Diff	% Change	2Q 15	2Q 14	Diff	% Change
Revenues	$32,299	$35,349	($3,050)	-9%	$16,213	$17,686	($1,473)	-8%
Voyage Expenses	(11,298)	(10,051)	(1,247)	12%	(6,277)	(5,496)	(781)	14%
Running Costs	(16,658)	(16,259)	(399)	2%	(8,535)	(8,763)	228	-3%
Gross Profit Constribution	**4,343**	**9,039**	**(4,696)**	**-52%**	**1,401**	**3,427**	**(2,026)**	**-59%**
Administrative and commercial expenses	(3,362)	(2,994)	(368)	12%	(1,824)	(1,262)	(562)	45%
Other operating income (expenses)	(1,146)	201	(1,347)		(1,090)	-	(1,090)	
Investment in Affiliates	-	(14)	14		-	(2)	2	
Other net	41	45	(4)	-9%	28	22	6	27%
Segment Adjusted EBITDA	**(124)**	**6,277**	**(6,401)**		**(1,485)**	**2,185**	**(3,670)**	

- **Revenues for 2Q 15 decreased $1.5 million mainly as a result of our *Amadeo* which was sold and delivered to buyers on May 29, 2015, and to the decrease in revenues of our *Alejandrina* which was laid up until May 5, 2015, after ending its previous employment in September 2014.**

- **Voyage Expenses increased $0.8 million in 2Q 15 as compared to 2Q 14 mainly as a result of the positioning cost of our recently bareboat chartered vessel, *Mentor*, which entered into operation on July 1, 2015, and by higher fuel expenses and other voyage expenses of our *Argentino*.**

- **Running costs decreased $0.2 million in 2Q 15 as compared to the same period of 2014 mostly as a result of our *Alejandrina* which was laid up until May 5, 2015, after ending its previous employment in September 2014.**

- **EBITDA decreased $3.7 million primarily attributable to the sale of our *Amadeo*, to our *Alejandrina* which was laid up until May 5, 2015, after ending its previous employment in September 2014, and to our Container Feeder service**

Appendix (cont'd)
Quarter-on-quarter Selected Statement of Operation Data

($000's)	Six months ended June 30, 2015	Six months ended June 30, 2014	% Change	2Q 15	2Q 14
Revenues					
Attributable to River Business	$91,968	$93,296	-1%	$53,038	$52,019
Attributable to Offshore Supply Business	$56,400	$57,077	-1%	$26,843	$29,674
Attributable to Ocean Business	$32,299	$35,349	-9%	$16,213	$17,686
Total revenues	**180,667**	**185,722**	**-3%**	**96,094**	**99,379**
Voyage expenses					
Attributable to River Business	(40,767)	(48,482)	-16%	(24,201)	(24,781)
Attributable to Offshore Supply Business	(1,749)	(2,731)	-36%	(100)	(1,961)
Attributable to Ocean Business	(11,298)	(10,051)	12%	(6,277)	(5,496)
Total voyage expenses	**(53,814)**	**(61,264)**	**-12%**	**(30,578)**	**(32,238)**
Running costs					
Attributable to River Business	(30,795)	(27,709)	11%	(16,894)	(14,373)
Attributable to Offshore Supply Business	(24,725)	(23,824)	4%	(12,351)	(13,202)
Attributable to Ocean Business	(16,658)	(16,259)	2%	(8,535)	(8,763)
Total running costs	**(72,178)**	**(67,792)**	**6%**	**(37,780)**	**(36,338)**
Amortization of Dry Dock & Intangible Assets	(4,447)	(2,962)	50%	(2,448)	(1,722)
Depreciation of Vessels and Equipment	(20,917)	(21,890)	-4%	(10,413)	(11,221)
Administrative and commercial expenses	(19,936)	(17,917)	11%	(10,267)	(8,413)
Other operating income	(1,007)	1,139		(1,053)	585
Operating (loss) profit	**$8,368**	**$15,036**	**-44%**	**$3,555**	**$10,032**
Attributable to River Business	(3,808)	(5,045)	-25%	(558)	1,487
Attributable to Offshore Supply Business	14,794	17,509	-16%	6,734	8,150
Attributable to Ocean Business	(2,618)	2,572		(2,621)	395
Segment Adjusted EBITDA					
Attributable to River Business	9,398	7,391	27%	6,177	8,086
Attributable to Offshore Supply Business	24,006	25,680	-7%	11,450	12,470
Attributable to Ocean Business	(124)	6,277		(1,485)	2,185
Financial Income	-	48		2	38
Other financial expense	(194)	5,598		1,703	2,615
Adjusted EBITDA	**$33,086**	**$44,994**	**-26%**	**$17,847**	**$25,394**

Appendix (cont'd)
Quarter-on-quarter Income Statement

($000's)	Six months ended June 30, 2015	Six months ended June 30, 2014	2Q 15	2Q 14
Revenues	$180,667	$185,722	$96,094	$99,379
Voyage Expenses	(53,814)	(61,264)	(30,578)	(32,238)
Running Costs	(72,178)	(67,792)	(37,780)	(36,338)
Depreciation and amortization	(25,364)	(24,852)	(12,861)	(12,943)
Administrative and commercial expenses	(19,936)	(17,917)	(10,267)	(8,413)
Other operating income (expenses)	(1,007)	1,139	(1,053)	585
Operating income	**8,368**	**15,036**	**3,555**	**10,032**
Financial expense and other Financial expenses	(16,673)	(17,215)	(8,418)	(8,565)
Other Financial expenses	(194)	5,598	1,703	2,615
Financial Income	-	48	2	38
Net Gains (Losses) on Derivatives, net	-	(2)	1	(2)
Investment in Affiliates	(309)	(415)	(216)	(183)
Other, net	55	75	40	50
Income Taxes	(2,747)	(5,112)	(3,060)	(1,218)
Net income (loss) attributable to Ultrapetrol (Bahamas) Ltd	**($11,500)**	**($1,987)**	**($6,393)**	**$2,767**
EPS (In USD)	($0.08)	($0.01)	($0.05)	$0.02
Adjusted EBITDA	**$33,086**	**$44,994**	**$17,847**	**$25,394**
Adjustments to net Income as reported				
Income tax on Exchange Variance Provision	110	552	(652)	278
Yard Ebitda from Touax Sale	(198)	(198)	(99)	(99)
Extinguishment of debt one time event	-	3,785	-	181
Adjusted net income (loss)	**($11,588)**	**$2,152**	**($7,144)**	**$3,127**
Adjusted EPS (In $)	**($0.08)**	**$0.02**	**($0.05)**	**$0.02**

(1) A reconciliation of Adjusted EBITDA to US GAAP measures is available on the Appendix in this presentation

Appendix (cont'd)
Accumulated Cash Flow and EBITDA reconciliation

($000's)	Six months ended jun-15	Six months ended jun-14
Total cash flows provided by operating activities	11,500	16,764
Total cash flows (used in) investing activities	(19,428)	(13,886)
Total cash flows (used in) from financing activities	22,599	(15,798)
Total cash flows from operating activities	$ 11,500	$ 16,764
Plus		
Adjustments		
Increase / Decrease in operating assets and liabilities	1,436	2,527
Expenditure for dry docking	3,432	5,891
Income Taxes	2,747	5,112
Financial Expenses	16,673	17,215
Allowance for doubtfull accounts	(194)	(406)
Yard Ebitda from Touax Sale	(198)	(198)
Other adjustments	(2,311)	(1,911)
Adjusted Consolidated EBITDA	**$ 33,086**	**$ 44,994**

Adjusted EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses related to the financing of the Company, income taxes, depreciation of vessels and equipment and amortization of drydock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided Adjusted EBITDA in this report because we use it to, and believe it provides useful information to investors to evaluate our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to measure our liquidity. This definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by Adjusted EBITDA are available for management's discretionary use. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported.

Appendix (cont'd)
2Q 2015 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Second quarter ended June 30, 2015 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($558)	$6,734	($2,621)	$3,555
Depreciation and amortization	7,051	4,702	1,108	12,861
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(216)	-	-	(216)
Net (loss) on derivatives	-	1	-	1
Yard Ebitda from Touax Sale	(99)	-	-	(99)
Other net	(1)	13	28	40
Segment Adjusted EBITDA	**$6,177**	**$11,450**	**($1,485)**	**$16,142**
Items not included in Segment Adjusted EBITDA				
Financial income				2
Other financial income				1,703
Adjusted Consolidated EBITDA				**$17,847**

Appendix (cont'd)
2Q 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Second quarter ended June 30, 2014 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	$1,487	$8,150	$395	$10,032
Depreciation and amortization	6,879	4,294	1,770	12,943
Investment in affiliates / Net (loss) attributable to non-controlling interest in subsidiaries	(181)	-	(2)	(183)
Yard Ebitda from Touax Sale	(99)			(99)
Other net	-	28	22	50
Segment Adjusted EBITDA	**$8,086**	**$12,470**	**$2,185**	**$22,741**
Items not included in Segment Adjusted EBITDA				
Financial income				38
Other financial expenses				2,615
Adjusted Consolidated EBITDA				**$25,394**

Appendix (cont'd)
1H 2015 Operating Profit to Adjusted Consolidated EBITDA

	Six months ended June 30, 2015			
($000's)	River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($3,808)	$14,794	($2,618)	$8,368
Depreciation and amortization	13,714	9,197	2,453	25,364
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(309)	-	-	(309)
Yard Ebitda from Touax Sale	(198)	-	-	(198)
Other net	(1)	15	41	55
Segment Adjusted EBITDA	**$9,398**	**$24,006**	**($124)**	**$33,280**
Items not included in Segment Adjusted EBITDA				
Financial income				-
Other financial expenses				(194)
Adjusted Consolidated EBITDA				**$33,086**

Appendix (cont'd)
1H 2014 Operating Profit to Adjusted Consolidated EBITDA

($000's)	Six months ended June 30, 2014 River	Offshore Supply	Ocean	TOTAL
Segment operating (loss) profit	($5,045)	$17,509	$2,572	$15,036
Depreciation and amortization	13,035	8,143	3,674	24,852
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(401)	-	(14)	(415)
Net gains on derivatives	-	(2)	-	(2)
Yard Ebitda from Touax Sale	(198)	-	-	(198)
Other net	-	30	45	75
Segment Adjusted EBITDA	**$7,391**	**$25,680**	**$6,277**	**$39,348**
Items not included in Segment Adjusted EBITDA				
Financial income				48
Other financial expenses				5,598
Adjusted Consolidated EBITDA				**$44,994**